As filed with the Securities and Exchange Commission on August 2, 1995

                                                       Registration No. 33-59819
================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                             --------------------

                                AMENDMENT NO. 1

                                      TO

                                   FORM S-3

                            Registration Statement
                                     Under
                          The Securities Act of 1933

                             --------------------

                          ACCLAIM ENTERTAINMENT, INC.
            (Exact name of registrant as specified in its charter)

                             --------------------

          Delaware                                         38-2698904
(State or other jurisdiction of                (IRS Employer Identification No.)
 incorporation or organization)

                             --------------------

                               One Acclaim Plaza
                          Glen Cove, New York  11542
                                (516) 656-5000
  (Address and telephone number of registrant's principal executive offices)

                             --------------------

         Gregory E. Fischbach                Copy to:
         Chief Executive Officer             Eric M. Lerner, Esq.
         Acclaim Entertainment, Inc.         Rosenman & Colin
         One Acclaim Plaza                   575 Madison Avenue
         Glen Cove, New York  11542          New York, New York 10022
         (516) 656-5000                      Telephone: (212) 940-7157
         (Name, address and telephone
         number of agent for service)

                             --------------------

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.


     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box [ ]

                             --------------------

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

                                                         [cover page continued]


                        CALCULATION OF REGISTRATION FEE


                                      Proposed            Proposed
Title of shares    Amount to be       maximum aggregate   maximum aggregate   Amount of
to be registered   registered         price per share(1)  offering price(2)   registration fee (3)
Common stock,
 par value $0.02
 per share......   1,306,300 shares    $3.9167 to $23.875  $22,589,865.50      $7,791


1 Of the 1,306,300 shares registered hereunder, 1,120,876 shares are to be offered from time to time by certain selling stockholders based upon prevailing market prices. Of the remaining 185,424 shares to be offered by the Company, 166,674 shares are to be offered at $13.25 per share and 18,750 shares are to be offered at $16.00 per share.


2 Estimated pursuant to Rule 457(c) promulgated under the Securities Act of 1933, solely for the purpose of determining the registration fee, based on the average of high and low prices of the Common Stock as quoted on The NASDAQ Stock Market (a) on May 30, 1995, with respect to 1,165,837 shares previously covered by this Registration Statement and
      (b) on July 28, 1995, with respect to 140,463 additional shares covered hereby.


3 $6,634 of such fee was previously paid on June 2, 1995 with respect to the 1,165,837 shares previously covered by this Registration Statement.

                             --------------------

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.
================================================================================


                             Subject to Completion
                             dated August 2, 1995

PROSPECTUS

                               1,306,300 Shares

                          ACCLAIM ENTERTAINMENT, INC.
                                 Common Stock

     Of the 1,306,300 shares of common stock, par value $0.02 per share (the "Common Stock"), of Acclaim Entertainment, Inc. (the "Company") covered by this Prospectus, up to 185,424 shares (the "Primary Shares") of Common Stock are deliverable by the Company from time to time upon the exercise of outstanding options (the "Options") granted by the Company. The Options, which are not currently exercisable, entitle the holders thereof to purchase the Primary Shares at a purchase price ranging from $13.25 to $16.00 per share (the weighted average exercise price of the Primary Shares is approximately $13.53 per share). See "Optionholders; Exercise of Options." The proceeds of any such exercise will be added to the Company's working capital.


     The remaining 1,120,876 shares (the "Resale Shares") of Common Stock are being offered and sold by the selling stockholders (the "Selling Stockholders") named herein. 833,337 of the Resale Shares (the "Iguana Shares") were originally issued by the Company to certain of the Selling Stockholders in a privately-negotiated transaction pursuant to the exemption from registration provided under Section 4(2) of the Securities Act of 1933 (the "Securities Act"); 140,463 of such shares (the "Voyager Shares") were originally issued by the Company to certain of the Selling Stockholders in a registered exchange offering in connection with the acquisition by the Company of Acclaim Comics, Inc.; the remaining 147,076 shares (the "Option Shares") are issuable by the Company upon exercise of currently exercisable options pursuant to the exemption from registration provided under Section 4(2) of the Securities Act. The Option Shares are exercisable at purchase prices ranging from $3.9167 to $16.00 per share (the weighted average exercise price of the Option Shares is approximately $13.48 per share). See "Selling Stockholders."


     The Company will not receive any proceeds from the sale of shares by the Selling Stockholders. The Company has been advised by the Selling Stockholders that they may from time to time sell all or a portion of the Resale Shares on The NASDAQ Stock Market, in negotiated transactions or otherwise, at prices then prevailing or related to the then current market price or in private transactions at negotiated prices and on terms to be determined at the time of sale. The Resale Shares may be sold directly, through an underwritten offering, through agents designated from time to time or to or through broker-dealers designated from time to time. To the extent required, the number of Resale Shares to be sold, the purchase price, the public offering price, if applicable, the name of any such agent or broker-dealer, and any applicable commissions, discounts or other items constituting compensation to such underwriters, agents or broker-dealers with respect to a particular offering will be set forth in a supplement or supplements to this Prospectus. The

Selling Stockholders may also sell all or a portion of the Resale Shares pursuant to Rule 144 promulgated under the Securities Act, to the extent that such sales may be made in compliance with such Rule. See "Plan of Distribution." The Company knows of no selling arrangement between any underwriter, agent or broker-dealer and the Selling Stockholders.


     The Selling Stockholders and any broker-dealers or agents who participate with the Selling Stockholders in the distribution of any Resale Shares may be deemed to be "underwriters" as such term is defined under the Securities Act and any discount or commission received by them and any profit on the sale of the Shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.


     The Selling Stockholders have agreed to indemnify the Company, and the Company has agreed to indemnify the Selling Stockholders, against certain liabilities, including liabilities under the Securities Act of 1933. See "Plan of Distribution" for a description of this agreement and other arrangements between the Company and the Selling Stockholders. Expenses of this offering (excluding legal fees incurred by the Selling Stockholders, which will be borne in full by them), estimated at $27,000, will be paid in part by the Company (approximately $22,500) and in part by certain of the Selling Stockholders (approximately $4,500).


     The Common Stock is traded on The NASDAQ Stock Market National Market under the symbol "AKLM." On August 1, 1995, the last reported sale price of the Common Stock was $24 per share.


     The offering is subject to withdrawal and cancellation at any time, without notice.

                             --------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS
                              A CRIMINAL OFFENSE.

                             --------------------

                The date of this Prospectus is August __, 1995.




     Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 7 World Trade Center, 13th floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

     The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933 (the "Securities Act") with respect to the registration of the securities offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements contained herein concerning the contents of any documents are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. The Registration Statement, as well as items of information omitted from this Prospectus but contained in the Registration Statement and reports and other information filed by the Company, may be inspected without charge at the public reference facilities referred to above and copies of all or any part thereof may be obtained from the Commission upon request and payment of the prescribed fee.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed by the Company with the Commission pursuant to the Exchange Act are incorporated herein by reference:

     (a) The Company's Annual Report on Form 10-K for the fiscal year ended August 31, 1994, filed on November 28, 1994 (File No. 0-16986) (the "Form 10-K");

     (b) The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 1994, filed on January 13, 1995 (File No. 0-16986);

                                      -2-

     (c) The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended February 28, 1995, filed on April 10, 1995 (File No. 0-16986);

     (d) The Company's Quarterly Report on Form 10-Q for the fiscal quarter ended May 31, 1995, filed on July 17, 1995 (File No. 0-16986);


     (e) The Company's Current Report on Form 8-K filed on October 31, 1994 (File No. 0-16986);



     (f) The Company's Current Report on Form 8-K filed on February 10, 1995 (File No. 0-16986);

     (g) The Company's Current Report on Form 8-K filed on March 31, 1995 (File No. 0-16986);

     (h) The Company's Proxy Statement relating to the Annual Meeting of its stockholders held on January 31, 1995, filed on January 3, 1995 (File No. 0-16986); and


     (i) The information in respect of the Common Stock under the caption "Description of Registrant's Securities to be Registered" contained in the Registration Statement on Form 8-A, filed on June 8, 1988 (File No. 0-16986), as amended by the Current Report on Form 8-K, filed on August 25, 1989 (File No. 33-9460-C), relating to the one-for-two reverse stock split effected by the Company.


     All documents filed by the Company with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the shares described herein shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of the filings of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated herein by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company undertakes to provide, without charge, to each person, including any beneficial owner, to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the documents incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference herein).

                                      -3-

     Requests for such documents should be directed to the Secretary, Acclaim Entertainment, Inc., One Acclaim Plaza, Glen Cove, New York 11542. Telephone requests for such copies should be directed to the Secretary at (516) 656-5000.

                                  THE COMPANY

     Acclaim Entertainment, Inc. (hereinafter, "Acclaim"), together with its subsidiaries (Acclaim and its subsidiaries are collectively hereinafter referred to as the "Company"), is an entertainment publisher which engages in or plans to engage in (i) the publication of interactive entertainment software ("Software") for use with interactive entertainment hardware platforms; (ii) the development and publication of comic books, which commenced in July 1994 through the acquisition of Acclaim Comics, Inc. ("Acclaim Comics"), formerly Voyager Communications Inc.; (iii) the marketing of its motion capture technology and studio services, which commenced in the first quarter of fiscal 1995; (iv) the distribution of coin-operated arcade games, which is anticipated to commence in fiscal 1996 (and, with respect to redemption games, will commence upon the consummation of the proposed merger of a wholly-owned subsidiary of Acclaim with and into Lazer-Tron; see "Recent Developments"); (v) the distribution of Software for affiliated labels, which commenced in the first quarter of fiscal 1995; and (vi) the electronic distribution of interactive entertainment through the partnership established in October 1994 between a subsidiary of Acclaim and a subsidiary of Tele-Communications, Inc. ("TCI"). To date, the Company's principal business has been as a leading publisher of Software for dedicated interactive entertainment hardware platforms ("Entertainment Platforms").


     The Company had net revenues of $214.6 million, $327.1 million, $480.8 million and $423.3 million for the fiscal years ended August 31, 1992, 1993 and 1994, and for the nine months ended May 31, 1995, respectively, and net income of $13.8 million, $28.1 million, $45.1 million and $38.3 million for the fiscal years ended August 31, 1992, 1993 and 1994, and for the nine months ended May 31, 1995, respectively.


     A Delaware corporation, Acclaim was founded in 1987 and has overseas operations in Japan, Canada, France, Germany, Spain and the United Kingdom. Acclaim's executive offices are located at One Acclaim Plaza, Glen Cove, New York 11542-2708 and its telephone number is (516) 656-5000.

Products

     The Company attempts to produce families of high quality products and address a wide range of interactive entertainment categories, such as puzzle, sports, action/adventure and fantasy, based on the Company's intellectual properties (the "Properties"). The Company intends to continue its strategy for maximizing the revenue generated from each of its Properties by publishing Software titles for use on multiple hardware platforms and creating successive Software products using the same

Properties in order to form the basis for families of products which can capitalize upon the exposure and name recognition associated with the Properties. For example, the Company has released at least one product each year based on World Wrestling Federation ("WWF") characters since 1988 resulting in a total of 17 products to date. A similar strategy has been utilized with The Simpsons and NBA Properties. The Company's strategy is to continue to use recognizable personalities and icons, generally obtained through licenses from the owners of these intellectual properties, to market its Software. To date, the Company has obtained licenses from a variety of sources for properties such as The Simpsons (television), Batman Forever (motion picture), NFL Quarterback Club, World Wrestling Federation (sports), Mortal Kombat (arcade games), and Spiderman (comics).


Marketing


     The Company attempts to release Software simultaneously across a series of hardware platforms. As the Company releases families of products for multiple platforms, it is able to take advantage of cross-merchandising opportunities and benefit from marketing economies of scale. Promotional activities can become more efficiently focused on the particular intellectual property theme available in several configurations for multiple hardware systems. The Company markets its Software primarily to mass merchandise companies, large retail toy store chains, department stores and specialty stores. The Software is also sold, to a lesser extent, to wholesale distributors. The target customers for the Company's products are primarily males aged 11 to 21. In selecting an existing game or a new concept for development and distribution, the Company's management seeks products it believes will appeal to the imagination of its target customers and develops a packaging concept and advertising strategy consistent with the product's theme to attract that customer. The Company supports its products with advertisements, both on television and in print, promotions and public relations. For its major multi-platform releases, the Company creates marketing events through pre-release promotions and point-of-sale materials. These events are similar to promotional concepts utilized in the film and record industries.


     Acclaim Comics has created a superhero and action/adventure comic book series based on characters who co-exist in the "VALIANT" Universe. The "VALIANT" Universe concept permits Acclaim Comics to use the popularity of its characters to introduce a new character in an existing comic or to develop more fully an existing but relatively unknown character.

Distribution and Operations

     The Company distributes its Software through independent sales representatives in the United States to reach over 20,000 store locations. The Company also distributes its Software products directly to retail in France, Germany, Spain and the United Kingdom utilizing independent sales representatives. For Software sales in the other European markets, the Company uses national distributors. The Company also sells and distributes directly in Japan and Canada. The Company's Software is available in over 50 countries and in over 50,000 stores worldwide.

     The Company's comic books are distributed through independent distributors to the comic book direct market, which consists of comic book specialty stores and mail order comic book dealers, in the United States.


     The Company seeks to manage its operations to achieve a relatively low fixed-cost structure and provide maximum operational flexibility. The Company's strategic alliances with independent developments teams for Software products, its use of subcontractors to manufacture its Software products, its royalty based compensation of comic book artists and its use of independent sales representatives contribute to increasing the Company's variable costs and minimizing its fixed overhead. Similarly, the Company utilizes the services of outside warehouse and distribution facilities on a territory-by-territory basis. However, as the Company continues to grow, it may become cost efficient or strategically advantageous for the Company to perform some or all of these functions itself. Accordingly, in January 1995, the Company completed the acquisition of Iguana Entertainment, Incorporated ("Iguana USA"), a developer of software products. The Company maintains a computer network, which allows for the electronic transmission of information among its various offices and utilizes electronic data interchange with its major domestic customers.


     In June 1993, the Company launched Acclaim Distribution, Inc., a wholly-owned subsidiary, to handle distribution of its labels as well as affiliated labels. The Company commenced shipping products for its first affiliated label, Digital Pictures, Inc., in the first quarter of fiscal 1995.


Technology

     The engineering staff within the Company's Advanced Technologies Group ("ATG") provides technical support and programming tools to enhance game play and product quality. With the advancement of CD-ROM technology, ATG's activities have expanded to include the development of a new animation creation process and designing tools for use in programming Software for CD-ROM or cartridge-based platforms utilizing 32- or 64-bit processors. In September 1994, the Company completed the construction of its "motion capture" studio for the application of its animation technology. In addition to the use of this technology in its own Software, the Company is marketing its motion capture technology and selling its studio services for use in other entertainment media. For example, in December 1994, Warner Bros. utilized the Company's motion capture technology and studio services to create certain of the special effects for the motion picture Batman Forever, which was released in June 1995. No assurance can be given that the Company will be successful in marketing its technology and selling its studio services and, even if it were successful, that revenues generated therefrom will be material.


     In July 1994, the Company established Acclaim Coin-Operated Entertainment, Inc., a wholly-owned subsidiary based in California, for the creation and distribution of stand-alone coin-operated games. The subsidiary is currently in the start-up phase and anticipates shipping its first game, Batman Forever, in fiscal 1996. It is the Company's current intention to release, commencing in fiscal 1996, between three to four coin-operated games per year. The successful creation and marketing of such games will be dependent, in large part, on the

Company's ability to hire and retain developers for the creation of, and to license or create properties for use in, coin-operated games which achieve widespread market acceptance. There can be no assurance that the Company will be successful in creating and marketing coin-operated games or that any revenues derived by the Company from the sale of such games will be material.


     On October 19, 1994, Acclaim Cable Holdings, Inc., a wholly-owned subsidiary of Acclaim, entered into a Partnership Agreement with TCI GameCo Ventures, Inc., an indirect wholly-owned subsidiary of TCI, for the creation of a Delaware limited partnership (the "Joint Venture"), the interests in which are indirectly held 65% by the Company and 35% by TCI. The principal purposes of the Joint Venture are to develop and acquire (including by purchase or license), entertainment software for interactive networks, as well as to promote a standard for broadband network gaming to be incorporated into advanced set-top boxes.




Interactive Entertainment Industry

     The interactive entertainment industry is characterized by rapid technological change, resulting in hardware platform and related Software product cycles. No single hardware platform or system has achieved long-term dominance. The Company's strategy is to develop and/or publish Software for the hardware platforms that dominate the market and to develop Software for the hardware platforms that the Company perceives as having the potential to achieve mass market acceptance in the future, rather than to be the first Software publisher for an emerging hardware platform; in order to promote its strategic relationships, however, the Company may from time to time publish Software for a hardware platform before it attains mass market appeal. The Company's revenues have traditionally been derived from sales of Software for the then dominant platforms. Accordingly, the Company's revenues are subject to fluctuation during transition periods when new hardware platforms have been introduced but none has achieved mass market acceptance or become dominant.


     From inception through fiscal 1991, substantially all of the Company's revenues were derived from sales of Software for the 8-bit Nintendo Entertainment System. Although the Company commenced the publication of Software for Game Boy, the portable system marketed by Nintendo Co., Ltd. (Japan) (Nintendo and its subsidiary, Nintendo of America, Inc., are collectively hereinafter referred to as "Nintendo"), in fiscal 1990, for the Super Nintendo Entertainment System ("SNES") in fiscal 1991 and for Genesis and Game Gear, the 16-bit dedicated and portable hardware systems, respectively, marketed by Sega Enterprises Ltd. ("Sega") in fiscal 1992, the Company did not derive significant revenues from the sale of portable or 16-bit Software until fiscal 1992. The 16-bit systems are more sophisticated than the 8-bit systems, producing faster and more complex images with more lifelike animation and better sound effects and, by 1993, had replaced the 8-bit Entertainment Platform as the dominant Entertainment Platform. In fiscal 1994, most of the Company's revenues were derived from sales of Software for the 16-bit SNES and Genesis systems.
The Company anticipates that most of its revenues in fiscal 1995 will be derived from sales of Software for the 16-bit Entertainment Platforms.


     The interactive entertainment industry is undergoing, and the Company anticipates that in both the short- and long-term future it will continue to undergo, significant changes due, in large part, to the introduction of the next generation of Entertainment Platforms incorporating 32- and 64-bit processors, as well as the success of personal computer/compact disk/multimedia hardware systems ("PC CD Systems"), the development of remote and electronic delivery systems and the entry and participation of new companies in the industry. The new hardware platforms may use read-only memory ("ROM") cartridges, compact disk ("CD"), flash memory and/or other technologies as the dominant software storage device. Additional CD platforms, including personal computer systems for which Software products are published, are currently marketed by

Philips, Sega, Commodore, Apple, IBM, IBM-compatible manufacturers and The 3DO Company. Atari launched Jaguar, its 64-bit cartridge-based system, in November 1993 and Sega launched 32X, its 32-bit cartridge-based attachment for its 16-bit Genesis system, in November 1994. Sega and Sony launched their 32-bit CD-based systems in Japan in November 1994 and Sega has shipped limited quantities of its system in the United States commencing in May 1995. Sony Corporation has announced plans to release its new 32-bit CD-based system in the United States in September 1995 and Nintendo has announced plans to release a new 64-bit ROM cartridge-based system in the United States in 1996.


     The Company believes that sales of new 16-bit hardware systems peaked in calendar 1993. Based on historical industry cycles, the Company believes that 16-bit Software sales peaked in calendar 1994 (the year following the peak year for hardware sales). The Company as well as industry analysts anticipate, based on Software sales information for calendar year 1994 and the continuing decline in 16-bit hardware sales, that the market for 16-bit Software will decline in calendar 1995 and thereafter.


     Although the Company believes that hardware incorporating 32- and 64-bit processors will become the dominant Entertainment Platforms in the interactive entertainment industry over the next few years, the Company is unable to predict which, if any, of the newly introduced or announced platforms will achieve commercial success or the timing thereof or their impact on the industry. No assurance can be given that the Company will correctly identify the systems with such potential or be successful in publishing Software for such platforms and systems. The uncertainty associated with the transition from 16-bit cartridge-based Entertainment Platforms to the next generation Entertainment Platforms decreases the Company's ability to predict with any certainty its results of operations and profitability during this transition phase.

     Historically, management believed that the floppy and personal computer market was characterized by (i) numerous hardware and software incompatibilities; (ii) high price points for multimedia PC hardware; (iii) a large number of software titles; and (iv) technological limitations of the hardware systems for gaming as compared to the Entertainment Platforms. Accordingly, the Company participated in this category through distribution agreements which, in the opinion of management, provided the greatest return on the investment of time and effort needed to service a fragmented market. However, based on management's belief that this category now has sufficient mass market penetration to warrant publishing Software directly, and due to technological advancements incorporated in the newer PC CD Systems and the higher gross margins realized by publishers of

Software for this category, in the second quarter of fiscal 1995, the Company commenced marketing Software for PC CD Systems.


     The Company commenced the development and sale of Software for the Sega
CD system in fiscal 1994 and for Sega's 32X in the second quarter of fiscal 1995. The Company has announced that it is developing Software for Sega's Saturn system, Nintendo's Ultra 64 system and Sony's CD-based Play Station. However, the Company believes that the installed base of the new generation of Entertainment Platforms will not rival the current installed base of 16-bit Entertainment Platforms in the near-term. As a result, the sales growth of Software for these new Entertainment Platforms and PC CD Systems may not offset the decline in sales of Software for the 16-bit Entertainment Platforms in this calendar year and, as a result, overall industry growth rates may decline in the near-term.


     Based on the decline of the 16-bit hardware market and the related slowdown in retail sell-through of 16-bit Software on an industry-wide basis, the Company believes that retailers, in order to reduce inventory levels, may reduce purchases of the Company's 16-bit Software in the next several fiscal quarters as compared to prior fiscal quarters. Any such reduction in retail purchasing, to the extent not offset by growth in Software sales for the new Entertainment Platforms and PC CD Systems, would decrease the Company's rate of growth as discussed below. As retail sell-through of 16-bit Software continues to slow down, this may result in a build-up of retail inventory which, in turn, may force the Company to liquidate excess inventory levels at retail by offering price protection and other concessions to its customers in future periods. As the transition to the next generation of Entertainment Platforms continues and as new Entertainment Platforms achieve market acceptance, the risk of returns of the Company's 16-bit Software titles has increased and will continue to increase. Although management believes that it has adequate reserves for such concessions and returns, no assurance can be given that future price protection, returns and other similar concessions will not exceed such reserves. In addition, the Company has incurred and expects to continue to incur higher marketing expenses in connection with the sale of 16-bit Software, which higher expenses may adversely affect the Company's profitability.


     Due to the decline of the market for Software for 16-bit Entertainment

Platforms in 1995 and the related transition to the next generation of Entertainment Platforms, the Company believes that it will experience a lower rate of growth in fiscal 1995 and fiscal 1996 as compared to fiscal 1994, and a materially lower rate of growth, if any, in the fourth quarter of fiscal 1995 as compared to the first three quarters of fiscal 1995.

     The release of individual "hit" Software products or families of products can significantly affect revenues. Historically, "hit" products or families of titles have accounted for significant portions of the Company's gross revenues during particular periods. In prior periods, the Simpsons family of products and the WWF family of products have accounted for significant portions of the Company's gross revenues. Continuing this historic pattern, in the quarter ended May 31, 1994, the NBA Jam family of products accounted for a significant portion of the Company's gross revenues and in the nine months ended May 31, 1994, each of the NBA Jam and Mortal Kombat family of products accounted for a significant portion of the Company's gross revenues. In the nine months ended May 31, 1995, each of the Mortal Kombat II and NBA Jam Tournament Edition family of products accounted for a significant portion of the Company's gross revenues. In the quarter ended May 31, 1995, although sales of the Judge Dredd and Justice League families of products were material, no single family of products accounted for a significant portion of the Company's revenues. However, the Company believes that it will continue to derive significant revenues from "hit" products or families of products in future periods.


     The timing of the release of Software products can cause quarterly revenue and earnings fluctuations. A significant portion of the Company's revenues in any quarter is generally derived from Software products or families of products first shipped in that quarter. Product development schedules are difficult to predict due, in large part, to the difficulty of scheduling accurately the creative process and, with respect to Software for new hardware platforms, the use of new development tools and the learning process associated with development for new technologies, including the Company's own motion capture and related technologies. As the industry trend toward more sophisticated Entertainment Platforms continues, the related Software products frequently include more original, creative content and are more complex to develop and, accordingly, cause additional development and scheduling risk. As a result, the Company's quarterly results of operations are difficult to predict and the failure to meet product development schedules or even minor delays in product deliveries could cause a shortfall in shipments in any given quarter, which could cause the results of operations and net income for such quarter to fall significantly below anticipated levels.


     The Company's ability to sustain its current results of operations and profitability and to generate sales growth in the future will be dependent in large part on (i) the Company's ability to identify, develop and publish "hit" Software titles for the hardware platforms that are established in the mass market, (ii) the growth of the interactive entertainment Software market and (iii) the Company's ability to develop and generate revenues from its other entertainment operations. In addition, the Company has incurred and expects to continue to incur increased research and development as well as general and administrative expenses in connection with the start-up of its new business operations (e.g., coin-operated games). If the Company is not successful in generating revenues from these new businesses, its profitability will be adversely affected.


Recent Developments


     On March 22, 1995, Acclaim and Lazer-Tron Corporation ("Lazer-Tron") entered into an Agreement and Plan of Merger, as amended by Amendment No. 1 dated as of June 15, 1995 and Amendment No. 2 dated as of July 24, 1995 (as so amended, the "Merger Agreement") pursuant to which Acclaim agreed to acquire Lazer-Tron through the merger (the "Merger") of Acclaim Arcade Holdings, Inc., a wholly-owned subsidiary of Acclaim, with and into Lazer-Tron. Lazer-Tron designs, develops, manufactures and markets coin- and token-operated redemption games for use in family entertainment centers and other entertainment venues.
As a result of the Merger, Lazer-Tron will be the surviving corporation and will become a wholly-owned subsidiary of Acclaim. The Merger is currently anticipated to be consummated in August 1995, subject to the satisfaction of certain conditions including the approval of Lazer-Tron's shareholders. There can be no assurance that the Merger will be consummated. Acclaim intends to account for the transaction as a pooling of interests.


     Under the Merger Agreement as in effect prior to the July 24, 1995 amendment, Acclaim's obligation to consummate the Merger was conditioned on, among other things, Lazer-Tron meeting certain financial criteria (including net worth, working capital and sales tests) as of June 30, 1995 and satisfying other conditions. In July 1995, Acclaim disputed the calculations and Lazer-Tron's financial condition as presented in the closing balance sheet delivered by Lazer-Tron under the Merger Agreement. A dispute arose between the parties as to such calculations and financial conditions and, in order to avoid litigation and preserve the benefits of the Merger, the parties entered into the July 24, 1995 amendment pursuant to which the Merger consideration was fixed at the low end of the previously agreed upon range (as described below). In addition, certain of Acclaim's other conditions to closing, including the Lazer-Tron financial tests and the satisfactory completion of Acclaim's due diligence, were modified or deleted or made subject to a $1,000,000 "material adverse effect" test.


     Pursuant to the Agreement, each issued and outstanding share of Lazer-Tron's common stock will be exchanged for a fraction of a share of Common Stock equal to the product of (i) one and (ii) a fraction, the numerator of which is $8.00 and the denominator of which is the average price of the Common Stock for the 20 days ending on the second day prior to the date of the special meeting of shareholders of Lazer-Tron to approve the

Merger or the latest adjournment thereof. If the average price of the Common Stock for such 20-day period is less than $12.50 per share, each of Acclaim and Lazer-Tron shall have the right to terminate the Merger Agreement.


     Lazer-Tron's shareholders holding the right to vote approximately 20% of the outstanding shares of Lazer-Tron common stock entitled to vote on the Merger have agreed to vote in favor of the Merger. Lazer-Tron's Board of Directors has agreed, subject to its fiduciary obligations, to recommend that its shareholders vote in favor of the Merger.


     In connection with entering into the Merger Agreement, Lazer-Tron has granted to the Company an option to acquire 250,000 shares of common stock of Lazer-Tron at an exercise price of $8.00 per share, exercisable for a period of two years if the Merger is not consummated as a result of the exercise by the Board of Directors of Lazer-Tron of its fiduciary duty to consider competing transactions. In addition, the Company would receive a payment from Lazer-Tron of $200,000 in the event the Merger Agreement is terminated and an amount equal to 5% (net of such $200,000 payment) of the consideration paid by a third party in connection with the consummation of such a competing transaction.


     On April 28, 1995, Lazer-Tron and certain of its directors and officers were named as defendants in a lawsuit filed in the Superior Court of the State of California, County of Alameda -- Eastern Division. This action, titled Goldstein v. Lazer-Tron Corporation, et al., has been filed seeking, among other things, certification of the lawsuit as a class action on behalf of all Lazer-Tron shareholders, a preliminary and permanent injunction to prohibit consummation of the Merger and to compel the individual defendants to fulfill what the plaintiff claims are their fiduciary duties to, among other things, cooperate with any other entity with an interest in acquiring Lazer-Tron and enhance Lazer-Tron's value as a merger candidate. On May 30, 1995, an amended complaint was filed. The plaintiff has alleged that the individual defendants have violated state law by committing unfair business practices, and have breached their fiduciary duties as a result of the manner in which, and the timing of, the determination to merge Lazer-Tron occurred, the manner in which negotiations with Acclaim were conducted and in recommending approval of the Merger Agreement and the Merger. Lazer-Tron and the individual defendants have not yet filed an answer to the complaint and discovery has recently commenced. Lazer-Tron intends vigorously to defend this action. The Company has been advised that management of Lazer-Tron believes, based on the allegations stated in the complaint, discovery proceedings to date, its own view of the relevant facts and circumstances surrounding the negotiation of the Merger Agreement and preliminary settlement discussions, that the ultimate outcome of this action is not expected to have a material adverse effect on Lazer-Tron or the consummation of the Merger. However, no assurance can be given that Lazer-Tron's management's assessment will prove correct. Pursuant to the terms of the Merger Agreement, Acclaim has agreed to assume the defense of this action and to indemnify Lazer-Tron and its directors and officers from any damages and costs in connection with this action, subject to Acclaim's rights under the Merger

Agreement to decide in the future not to proceed with the Merger and to discontinue its defense of this action and indemnification of Lazer-Tron and its directors and officers subsequent to the date the Merger Agreement is terminated or the Merger is abandoned.


                      OPTIONHOLDERS; EXERCISE OF OPTIONS

     The Primary Shares covered by this Prospectus are issuable by the Company upon exercise of Options granted by the Company to certain sales representatives of, and the principal of a consultant to, the Company. The following sets forth certain information in respect of the Options and the holders thereof:


     Acclaim granted options to purchase 75,000 shares in May 1993 to Fergus McGovern, the principal of a consultant to the Company, one-fourth of which options was immediately exercisable at a price of $13.25 per share, an additional one-fourth of which options became exercisable in May 1994 at a price of $16.00 per share and an additional one-fourth of which options became exercisable in May 1995 at a price of $16.00 per share. See "Selling Stockholders." The remaining options to purchase 18,750 shares (which are included in the Primary Shares covered by this Prospectus) will become exercisable in May 1996 at a price of $16.00 per share and, if not exercised prior thereto, will expire in May 1998.


     In April 1994, Acclaim granted options to purchase 250,000 shares at a price of $13.25 per share to various independent sales representatives in conjunction with the execution of sales representation agreements with such representatives, approximately one-third of which options became exercisable in April 1995 (see "Selling Stockholders"); the remaining options to purchase 166,674 shares (which are included in the Primary Shares covered by this Prospectus) will become exercisable in equal installments in April 1996 and April 1997 and, if not exercised in full prior thereto, will expire in April 2004.

     The holders of the Options may exercise them by delivering to the Company written notice of exercise, specifying the number of Options being exercised, and by making payment of the price for the Options being exercised, in cash or by certified or bank check payable to the Company or by wire transfer to the Company.


     Pursuant to its agreements with the sales representatives, the Company has agreed to keep the Registration Statement of which this Prospectus is a part effective until April 1, 2000 (or until all of the Primary Shares have been issued, if earlier).


                                USE OF PROCEEDS

     The net proceeds received by the Company upon the issuance of the Primary

Shares will be used to increase working capital. The Company will not receive any proceeds from the sale of any Resale Shares by the Selling Stockholders.


                             SELLING STOCKHOLDERS

     The Resale Shares covered hereby will be offered and sold by the holders of the Iguana Shares, the Voyager Shares and the Option Shares (collectively, the "Selling Stockholders").



Iguana Transaction



     The Iguana Shares covered by this Prospectus were issued to Jeffrey Spangenberg, Nigel Cook, Cyrus Lum, Matthew Stubbington, Darrin Stubbington, Craig Galley, James Moon, Peter Suarez, Beth Spangenberg, Darren Falcus and Jason Falcus (each, an "Iguana Selling Stockholder" and, collectively, the "Iguana Selling Stockholders") in January 1995 by the Company pursuant to the exemption from registration provided under Section 4(2) of the Securities Act. Each of the Iguana Selling Stockholders is an officer and/or employee (and Mr. Spangenberg is also a director) of Iguana USA, which was acquired by the Company on January 4, 1995, or its subsidiary, Iguana Entertainment Ltd. ("Iguana UK"; Iguana USA and Iguana UK are collectively referred to as "Iguana"). Each of the Iguana Selling Stockholders was an officer and/or employee of Iguana prior to its acquisition (the "Acquisition") by the Company. In addition, prior to the Acquisition, Jeffrey Spangenberg (who is Beth Spangenberg's spouse), Beth Spangenberg and Darrin Stubbington were directors of Iguana USA and Messrs. Spangenberg, D. Falcus and J. Falcus were directors of Iguana UK. Mr. Spangenberg was also the founder and sole shareholder of Iguana USA and owned 5% of Iguana UK (Messrs. D. Falcus and J. Falcus owned 20% of Iguana UK and Iguana USA owned the remaining 75%) prior to the Acquisition.

     Iguana is an interactive entertainment software developer. Iguana, founded in 1991, designed numerous titles for the Company and other interactive entertainment publishers, including such titles as the Company's NBA Jam and NFL Quarterback Club, and derived a significant portion of its revenues during the years ended December 31, 1994 and 1993 from the Company. Except as a result of their respective employment by Iguana and, with respect to Messrs. Spangenberg,
D. Falcus and J. Falcus, their respective ownership of stock of Iguana USA and Iguana UK, neither the Company nor any of its affiliates has had within the past three years any material relationship with any of the Iguana Selling Stockholders or any of their respective affiliates.


     On January 4, 1995, the Company completed the Acquisition of Iguana USA for $5.5 million, net of cash received. As part of the Acquisition, Iguana USA purchased the shares of Iguana UK held by Messrs. Spangenberg, D. Falcus and J. Falcus. Concurrently with the closing of the Acquisition, the Company and Iguana entered into five-year employment agreements with Messrs. Spangenberg,

Cook, Lum, M. Stubbington, D. Stubbington, Galley, D. Falcus and J. Falcus. The Iguana Shares were issued to the Iguana Selling Stockholders pursuant to their employment agreements or employment arrangements, as applicable, without the payment of any additional compensation.


     The Iguana Shares received by the Iguana Selling Stockholders are restricted securities within the meaning of the Securities Act and cannot be offered or sold without an effective registration statement covering such offer and sale or pursuant to an applicable exemption from the registration requirements of the Securities Act. Pursuant to the terms of registration rights agreements entered into between Acclaim and each of the Iguana Selling Stockholders at the closing of the Acquisition, Acclaim filed the Registration Statement (of which this Prospectus is a part) and will use its best efforts to keep the Registration Statement effective until no later than January 4, 1998 (or until all of the Iguana Shares are disposed of by the Selling Stockholders, if earlier, subject to the availability of the provisions of Rule 144(k)). None of the expenses of this offering will be borne by the Iguana Selling Shareholders (excluding the fees of legal counsel for the Iguana Selling Stockholders, which will be borne in full by them).


     The Iguana Shares are held in escrow pursuant to escrow agreements among each of the Iguana Selling Stockholders, Iguana USA, Acclaim and an escrow agent. The Iguana Shares will generally be released from escrow in five equal annual installments, commencing on January 1, 1996, so long as the respective Iguana Selling Stockholder remains employed by Iguana. Depending upon the circumstances of the termination of an Iguana Selling Stockholder's employment by Iguana, all Iguana

Shares issued to such Iguana Selling Stockholder and remaining in escrow at the time of termination (i) may be released from escrow to such Iguana Selling Stockholder and may become available for resale by such person, (ii) may be forfeited by the Iguana Selling Stockholder (other than Mr. Spangenberg) and be delivered to the escrow agent and held in escrow with Mr. Spangenberg's shares in accordance with Mr. Spangenberg's escrow agreement, or (iii) may be forfeited by Mr. Spangenberg and returned to Acclaim. While the Iguana Shares are held in escrow, each Iguana Selling Stockholder has agreed, pursuant to the terms of voting agreements, to vote the Iguana Shares held by him or her in accordance with the recommendation of the Board of Directors of Acclaim on all matters that are presented to the stockholders of Acclaim at any annual or special meeting.



     The following table sets forth certain information as of July 31, 1995 with respect to the Iguana Shares held by each Iguana Selling Stockholder:

                          Shares Benefi-      Shares         Shares Benefi-
                          cially Owned        Being          cially Owned After
Name                      Prior to Offering   Offered(1)     the Offering(1)
- ----                      -----------------   ----------     ------------------
Jeffrey R. Spangenberg(2)     555,556          555,556             -0-
Nigel Cook                      5,556            5,556             -0-
Cyrus Lum                      27,778           27,778             -0-
Matthew Stubbington(3)         55,556           55,556             -0-
Darrin Stubbington(3)          55,556           55,556             -0-
Craig Galley                   27,778           27,778             -0-
James Moon                     27,778           27,778             -0-
Peter Suarez                   16,667           16,667             -0-
Beth Spangenberg(2)             5,556            5,556             -0-
Darren Falcus(4)               27,778           27,778             -0-
Jason Falcus(4)                27,778           27,778             -0-

- ------------

(1) Assumes that all of the Iguana Shares are sold by the Iguana Selling Stockholders pursuant to this Prospectus. Any Iguana Selling Stockholder may choose to dispose of none or only a portion of the Iguana Shares held by him or her pursuant to this Prospectus upon release of such shares from escrow as described above. Acclaim is not required, pursuant to its agreements with the Iguana Selling Stockholders, to keep the Registration Statement effective past January 4, 1998. Accordingly, it is currently anticipated that unsold Iguana Shares (whether or not held in escrow) would be sold thereafter in reliance upon Rule 144 promulgated under the Securities Act.


(2) The Iguana Shares shown as beneficially owned by Jeffrey Spangenberg and Beth Spangenberg, respectively, do not include the Iguana Shares held by the other in which each of them would have a community property interest.


(3) Matthew Stubbington and Darrin Stubbington are brothers, but each of them disclaims any beneficial ownership in the Iguana Shares held by the other.


(4) Darren Falcus and Jason Falcus are brothers, but each of them disclaims any beneficial ownership in the Iguana Shares held by the other.

Acclaim Comics Transaction



     The Voyager Shares covered by this Prospectus were issued to Steven Massarsky, Robert Layton and Jon Hartz (each, a "Voyager Selling Stockholder" and, collectively, the "Voyager Selling Stockholders") in July 1994 by the

Company in a registered offering of securities made in conjunction with the acquisition by the Company of Acclaim Comics. Each of the Voyager Selling Stockholders is an officer and employee of Acclaim Comics, which was acquired by the Company on July 29, 1994 and, immediately prior to its acquisition by the Company, each of them was also a shareholder of Acclaim Comics.


     Acclaim Comics is a creator and publisher of comic books in the United States. Prior to its acquisition by the Company, Acclaim Comics' largest advertiser was the Company. Except as a result of their respective employment by Acclaim Comics and their respective stock ownership of Acclaim Comics prior to its acquisition by the Company, neither the Company nor any of its affiliates has had within the past three years any material relationship with any of the Voyager Selling Stockholders or any of their respective affiliates.


     In July 1994, the Company completed the acquisition of Acclaim Comics for $65,000,000, $50,000,000 of which was paid in cash and $15,000,000 of which was paid in shares of Common Stock valued at $15.45 per share. Messrs. Massarsky, Layton and Hartz received 131,013 shares, 37,732 shares and 37,732 shares, respectively, in payment of the portion of the purchase price payable by the Company to each of them in shares of Common Stock. All of such shares, as well as a portion of the cash purchase price paid to each of them (collectively, the "Escrow Fund"), were placed in escrow in July 1994 pursuant to escrow agreements among each of them, Acclaim Comics, Acclaim and an escrow agent. The escrow agreements generally provide that one-fifth of the Escrow Fund will be released on each of the first, second, third, fourth and fifth anniversaries of the date of the acquisition, subject to the fulfillment of certain conditions. The Voyager Shares, which represent a portion of the shares of Common Stock included in the Escrow Fund, were released from escrow on July 29, 1995 in accordance with the terms of the escrow agreements and the offer and sale of such shares by the Voyager Selling Stockholders is covered by the Registration Statement of which this Prospectus is a part. A portion of the expenses of this offering (approximately $3,000) will be borne by the Voyager Selling Stockholders collectively.

    The following table sets forth certain information as of July 31, 1995 with respect to the Voyager Shares held by each Voyager Selling Stockholder:


                         Shares Benefi-      Shares         Shares Benefi-
                         cially Owned        Being          cially Owned After
Name                     Prior to Offering   Offered(1)     the Offering(1)
- ----                     -----------------   ----------     ------------------
Steven J. Massarsky      131,013             89,215              41,798
Robert Layton             37,732             25,624              12,108
Jon Hartz                 37,732             25,624              12,108

- ------------

(1) Assumes that all of the Voyager Shares are sold by the Voyager Selling Stockholders pursuant to this Prospectus. Any Voyager Selling Stockholder may choose to dispose of none or only a portion of the Voyager Shares offered by him pursuant to this Prospectus. Acclaim is not required, pursuant to its agreements with the Voyager Selling Stockholders, to keep the Registration Statement of which this Prospectus is a part effective past July 29, 1996. Accordingly, it is currently anticipated that unsold Voyager Shares would be sold thereafter in reliance upon Rule 144 promulgated under the Securities Act.



Option Shares



     The Option Shares are issuable upon the exercise of currently exercisable options to purchase (a) 83,326 shares of Common Stock granted by the Company to certain of its sales representatives, (b) 11,250 shares of Common Stock granted by the Company to Richard Lehrberg, a former agent of Arena Entertainment, Inc. (a wholly-owned subsidiary of the Company which was acquired in January 1992) and (c) 56,250 shares granted by the Company to Fergus McGovern. See "Optionholders; Exercise of Options." The Option Shares, when exercised, will be issued by the Company in reliance on the exemption from registration provided in Section 4(2) of the Securities Act and the offer and sale thereof by the beneficial owners of the Option Shares is covered by the Registration Statement of which this Prospectus is a part. A portion of the expenses of this offering (approximately $1,500) will be borne by Mr. McGovern.



     The following sets forth certain information as of July 31, 1995 with respect to the Option Shares held by each holder thereof:


                         Shares Benefi-      Shares         Shares Benefi-
                         cially Owned        Being          cially Owned After
Name                     Prior to Offering   Offered        the Offering
- ----                     -----------------   -------        ------------------
Arundel-Doerr-Harrison
  Co., Inc.(1)                10,000         10,000              -0-
Brake & Associates(1)          1,666          1,666
Martin Flaherty &
  Associates(1)                6,666          6,666              -0-
Peake Marketing(1)             1,666          1,666              -0-
Joel Myden Sales
  Inc.(1)                      6,666          6,666              -0-
Perlmutter Victor
  Cavanagh Assoc.,
  Inc.(1)                      6,666          6,666              -0-
Phillips Sales(1)              8,333          8,333              -0-

The Owen Company(1)            1,666          1,666              -0-
SMA Inc.(1)                    1,666          1,666              -0-
Watt & Company Consumer
 Electronics Group(1)         11,666         11,666              -0-
Watt/Spohn-Universal,
  Ltd.(1)                      1,666          1,666              -0-
Lou Jannetty(1)               11,666         11,666              -0-
Ross Pakula(1)                13,333         13,333              -0-
Richard Lehrberg(2)           15,000         11,250              3,750
Fergus McGovern(3)            56,250         56,250              -0-

- ------------

(1) Represents shares which may be acquired upon exercise of currently exercisable options. The options are exercisable at a price of $13.25 per share, and will remain generally exercisable until April 13, 2004.


(2) Represents shares which may be acquired upon exercise of currently exercisable options. The options are exercisable at a price of $3.9167 per share, and will remain generally exercisable until July 7, 1997. The offer and sale by Mr. Lehrberg of up to 3,750 shares was previously registered by the Company in January 1993.



(3) Represents shares which may be acquired upon exercise of currently exercisable options. The options are exercisable at a price of $13.25 per share, with respect to up to 18,750 shares, and at a price of $16.00 per share, with respect to the remaining 37,500 shares, and will remain generally exercisable until May 19, 1998.


                             PLAN OF DISTRIBUTION

     The Selling Stockholders may from time to time sell all or a portion of the Resale Shares on The NASDAQ Stock Market or in any other securities market on which the Common Stock is then listed or traded, in negotiated transactions or otherwise, at prices then prevailing or related to the then current market price or at negotiated prices. Sales on or through The NASDAQ Stock Market will be effected at such prices as may be obtainable and as may be satisfactory to such Selling Stockholder. No sales or distributions other than as disclosed herein will be effected until after this Prospectus shall have been appropriately amended or supplemented, if required, to set forth the terms thereof. Normal commission expenses and brokerage fees will be paid individually by the Selling Stockholders. The Resale Shares may be sold directly or through brokers or dealers, or in a distribution by one or more underwriters on a firm commitment or best efforts basis. The method by which the Resale Shares may be sold include (a) a block trade (which may involve crosses) in which the broker or dealer so engaged will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) exchange distributions and/or secondary distributions in accordance with the rules of The NASDAQ Stock Market; (d) ordinary brokerage transactions in which the broker solicits purchasers; and (e) privately negotiated transactions. The Selling Stockholders may from time to time deliver all or a portion of the Resale Shares held by them to cover a short sale or sales or upon exercise of a put equivalent position. In addition, any Resale Shares that qualify for sale under Rule 144 or Rule 144A under the Securities Act may be sold under any such rules rather than pursuant to this Prospectus.

     Brokers or dealers may receive commission or discounts from the Selling Stockholders in amounts to be negotiated immediately prior to the sale. The Selling Stockholders and any underwriters, dealers or agents that participate in the distribution of the Resale Shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit on the resale of the Resale Shares by them or any discounts, commissions or concessions received by any such underwriters, dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act.

     The Company has agreed to indemnify the Selling Stockholders, and each underwriter, if any, of the Resale Shares (including any broker or dealer through which such shares may be sold) and each person, if any, who controls each such Selling Stockholder or any such underwriter within the meaning of
Section 15 of the Securities Act, against certain liabilities, including liabilities under the Securities Act.


     Each of the Selling Stockholders has represented and warranted to, and agreed with the Company that, during such time as he may be engaged in a distribution of the Resale Shares, such Selling Stockholder will, among other things, (a) not engage in any stabilization activity in connection with the Company's securities, (b) furnish to each broker or dealer through whom or which he offers securities copies of the Prospectus, as may be required, (c) inform such broker or dealer as to the number of Resale Shares such person is selling, that such securities are part of a distribution and that such person is subject to the provisions of Rule 10b-6 of the General Rules and Regulations under the Exchange Act, (d) report to the Company any disposition of the Resale Shares if any such disposition shall have occurred, and (e) not bid for, or purchase, any Company securities other than as permitted under the Exchange Act.


                                 LEGAL MATTERS

     Certain legal matters in respect of the shares offered hereby will be passed upon for the Company by Rosenman & Colin, 575 Madison Avenue, New York, New York 10022.

                                    EXPERTS

     The financial statements and schedules of the Company for the years ended August 31, 1994, 1993 and 1992 incorporated in this Prospectus by reference to the Form 10-K have been so incorporated in reliance on the report of Grant Thornton LLP, independent accountants, given on the authority of such firm as experts in accounting and auditing.

================================================================================
     No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or the Selling Stockholders. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person whom it is unlawful to make such an offer in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has been no change in the affairs of the Company since the date hereof or that the information contained herein is correct as of any time subsequent to its date.

                             --------------------

                               TABLE OF CONTENTS

                                                             Page
                                                             ----
Available Information. . . . . . . . . . . . . . . . . . . .    2
Incorporation of Certain Documents by Reference. . . . . . .    2
The Company. . . . . . . . . . . . . . . . . . . . . . . . .    5
Optionholders; Exercise of Options . . . . . . . . . . . . .   15
Use of Proceeds. . . . . . . . . . . . . . . . . . . . . . .   16
Selling Stockholders . . . . . . . . . . . . . . . . . . . .   16
Plan of Distribution . . . . . . . . . . . . . . . . . . . .   21
Legal Matters. . . . . . . . . . . . . . . . . . . . . . . .   22
Experts. . . . . . . . . . . . . . . . . . . . . . . . . . .   23


                                    ACCLAIM
                              ENTERTAINMENT, INC.


                               1,306,300 Shares


                                 Common Stock


                                August __, 1995

================================================================================

                                    PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution


     The expenses of issuance and distribution of the Common Stock (excluding legal fees incurred by the Selling Stockholders, which will be borne in full by them) are to be paid in part by the Company (approximately $22,500) and in part by certain of the Selling Stockholders (approximately $4,500). The following itemized list is an estimate of the expenses:



    SEC Registration Fee . . . . . . . . . . . .  $ 7,791.00
    Legal fees and expenses. . . . . . . . . . .   15,000.00
    Accounting fees and expenses . . . . . . . .    2,500.00
    Transfer Agent fees  . . . . . . . . . . . .      200.00
    Blue Sky fees and expenses . . . . . . . . .      800.00
    Miscellaneous. . . . . . . . . . . . . . . .      709.00
                                                  ----------
            Total. . . . . . . . . . . . . . . .  $27,000.00


Item 15.  Indemnification of Directors and Officers

     The Certificate of Incorporation of the Registrant provides that any person may be indemnified against all expenses and liabilities to the fullest extent permitted by the General Corporation Law of the State of Delaware.

     Section 145 of the General Corporation Law of Delaware, the law of the state in which the Registrant is incorporated, empowers a corporation within certain limitations to indemnify any person against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any suit or proceeding to which he is a party by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, as long as he acted in good faith and in a manner which he reasonably believed to be in, or not opposed to, the best interests of the corporation. With respect to any criminal proceeding, he must have had no reasonable cause to believe his conduct was unlawful.

     The Registrant also has in effect directors' and officers' liability insurance.

                                     II-1

Item 16.  Exhibits

     The following documents are filed as a part of this Registration Statement:


Exhibit No.         Description
- -----------         -----------
4.1                 - Specimen form of the Company's common stock
                      certificate (1)

5+                  - Opinion of Rosenman & Colin

23(a)                 -  Consent of Grant Thornton LLP (included on page II-5)

23(b)                 -  Consent of Rosenman & Colin (included in Exhibit 5)

24                  - Power of Attorney (included on page II-6 to this
                      Registration Statement, filed on June 2, 1995)

- ------------

+ Filed herewith


(1) Incorporated by reference to the Company's Annual Report on Form 10-K for the year ended August 31, 1989, filed November
     8, 1989, as amended (File No. 0-16986).

Item 17.  Undertakings.

     The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

       (i) to include any prospectus required by Section 10 (a)(3) of the Securities Act;

      (ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

     (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any

                                     II-2


               material change to such information in the Registration
               Statement;

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or
Section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities
Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act, and will be governed by the final adjudication of such issue.

                                     II-3

                                  SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3, has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Nassau and State of New York on July 31, 1995.


                              ACCLAIM ENTERTAINMENT, INC.

                              By   Gregory E. Fischbach
                                 -------------------------
                                   Gregory E. Fischbach
                                   Chief Executive Officer



     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


     Signature                     Title                    Date
     ---------                     -----                    ----
  Gregory E. Fischbach   Co-Chairman; Chief Executive   July 31, 1995
- -----------------------    Officer; Director
  Gregory E. Fischbach

                         Co-Chairman; Senior Executive  July   , 1995
- -----------------------    Vice President; Treasurer;
  James Scoroposki         Secretary; Director

  Robert Holmes          President; Chief Operating     July 31, 1995
- -----------------------    Officer; General Manager;
  Robert Holmes            Director

  Bernard J. Fischbach   Director                       July 31, 1995
- ------------------------
  Bernard J. Fischbach

  Michael Tannen         Director                       July 31, 1995
- ------------------------
  Michael Tannen

  Robert H. Groman       Director                       July 31, 1995
- ------------------------
  Robert H. Groman

  James Scibelli         Director                       July 31, 1995
- ------------------------
  James Scibelli

  Bruce Ravenel          Director                       July 31, 1995
- ------------------------
  Bruce Ravenel

  Anthony R. Williams    Executive Vice President;      July 31, 1995
- ------------------------   Chief Financial and
  Anthony R. Williams      Accounting Officer


                                     II-4

              CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS




          We have issued our report dated October 20, 1994 accompanying the consolidated financial statements and schedules of Acclaim Entertainment, Inc. and Subsidiaries included in the Annual Report on Form 10-K for the year ended August 31, 1994, which is incorporated by reference in this Amendment No. 1 to the Registration Statement on Form S-3 and Prospectus. We consent to the incorporation by reference in the Registration Statement of the aforementioned report and to the use of our name as it appears under the caption "Experts."


GRANT THORNTON LLP

New York, New York

July 28, 1995

                                     II-5